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                                                                      EXHIBIT 99



                    [Letterhead of BERU Board of Management]



                                                               September 7, 1999


Board of Directors
IMPCO Technologies, Inc.
16804 Gridley Place
Cerritos, CA 90703-1741
U.S.A.

Gentlemen:

           We understand that IMPCO Technologies, Inc. has been considering whether IMPCO's shareholders would be best served if IMPCO Technologies were to become part of another company.

           In this connection, we are pleased to propose a transaction that we believe would be very much in the interests of IMPCO's shareholders: an acquisition of IMPCO in a transaction in which IMPCO shareholders would receive $14 per share in cash. The purchase price represents a premium of more than 28.7% over the closing price on the most recent trading day, Friday, September 3, 1999 and a 36.1% premium over the average of the last two weeks.

           We are prepared to pay this substantial premium over the market, because we think there is a unique fit between the businesses of IMPCO and BERU. Our proposed price reflects our assessment of the synergies that flow from that fit.

           As you know, BERU AG has been a substantial investor in IMPCO for more than a year. We have come to understand IMPCO's strengths and also the areas in which we think IMPCO could realize its potential in combination with BERU more fully than as a stand-alone company.

           BERU is not a competitor of IMPCO, but our two companies' businesses complement each other perfectly. Like IMPCO, we are in the automotive parts business, albeit on a larger scale than IMPCO. Our sales in the fiscal year ended March 31, 1999 exceeded $250 million. In addition to being the world market leader for cold starting systems for diesel engines, we provide ignition technology for gasoline engines and natural gas engines. This latter business is the principal area of synergy between our two companies: while IMPCO would provide the gas handling components and systems,
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BERU would supply the remaining links in the system -- spark plugs, high tension cable sets, ignition coils and sensors. The combination would answer the preference of original equipment manufacturers to have one supplier to engineer and deliver the fuel and ignition system for gaseous engines.

           Moreover, if our companies were combined, we would be able to realize more fully IMPCO's potential. To this end we would intend to:

           1. Expand IMPCO's R&D activities and enlarge its product line.

           2. Expand further IMPCO's Material Handling Division and OEM applications.

           3. Increase IMPCO's globalization through BERU's international presence.

           4. Maintain IMPCO's present plant locations, while increasing the cooperation among the current Divisions.

           5. With the assistance of IMPCO's strong management, integrate IMPCO into the BERU group.

           6. Provide the capital IMPCO needs to finance volume expansion, globalization and capital expenditures.

           7. Consider additional acquisitions in the gaseous fuel business to strengthen IMPCO's ability to compete worldwide.

           Our offer, which has been approved by the Board of Management and by the Supervisory Board of BERU, is not subject to a financing condition or to a due diligence condition. We have available the funds needed to complete the transaction. Our offer is subject to execution of a definitive merger agreement relating to the transaction, containing customary terms, representations and warranties and conditions, including expiration of the HSR waiting period and removal of obstacles under the Company's rights plan and under the Delaware business combination statute. Our offer assumes that no more than 1,353,886 options are currently outstanding, that all outstanding options will be cashed out for an amount equal to the difference between the exercise price and the offer price and that there are no outstanding securities or interests convertible into the Company's stock.
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           We are prepared to move forward promptly to negotiate a definitive merger agreement and a tender and voting agreement with certain of the Company's significant stockholders.

           The Company's Board of Directors, by the formation of a special committee of the Board, previously initiated the process of considering the Company's strategic alternatives. Given BERU's decision to propose a transaction, my continued service on that committee no longer seems appropriate and I am, accordingly, resigning from that committee, effective immediately.

           As required by the U.S. securities laws, we are filing an amendment to our Schedule 13D setting forth our proposal.

           I understand from Ed Scarff's August 30 note to the Board that Bob Stemmler, IMPCO's President and Chief Executive Officer, feels uncomfortable with initiating a sale program at this time, and would like to defer discussion of this matter from the September 13 board meeting until a Board meeting on October 27.

           We submit that IMPCO's shareholders are best served by prompt action, particularly in light of the substantial premium we are prepared to pay. We also think the decision on whether or not to sell the Company is not for the CEO, but for the full Board, and ultimately for the shareholders -- the owners of the Company.

           We would appreciate hearing from you at the conclusion of the Board meeting on September 13. We have no interest in a prolonged process that we believe would distract and hurt the Company and its shareholders and that would increase transaction expenses. We believe our offer values IMPCO fairly and fully, reflecting the unique fit between our companies. To demonstrate this, we are prepared to agree in the merger agreement that after signing, IMPCO could talk to other potential buyers and could terminate the agreement with BERU, if required by fiduciary duties because of the existence of a superior offer from a third party, on payment to BERU of a termination fee of $7 million.

           We are confident that a combination of our businesses will benefit the shareholders of both our companies. We look forward to working with you, as promptly as practicable, to conclude a transaction that will bring about that result.

                Yours sincerely,

                BERU Aktiengesellschaft

                /s/ Ulrich Ruetz
                ----------------
                Chairman and CEO